Exhibit 99.1

FAIRFAX News Release

TSX Stock Symbol: FFH and FFH.U

TORONTO, January 20, 2021

FAIRFAX ANNOUNCES VIRTUAL ANNUAL MEETING

Fairfax Financial Holdings Limited (“Fairfax”) (TSX: FFH and FFH.U), recognizing the continued global spread of COVID-19, with great regret has once again determined that its April 15 annual meeting will be held virtually, with no personal attendance by shareholders or by its directors and officers or the officers of its subsidiaries and Fairfax group companies, and with none of the related events which are a regular feature of its annual meeting.

There will be a webcast of the formal meeting and of a presentation by Prem Watsa, Fairfax’s Chairman and CEO, following the formal meeting, and a Q&A carried out through the webcast. Instructions for how to access the webcast will be published in the near future. Shareholders are encouraged to vote by proxy.

Mr. Watsa said, “For 35 years, we have looked forward to meeting you, our loyal long term shareholders at our AGM and, with our Presidents, answering all your questions. This year once again, for your safety, and for the safety of all our employees from the global pandemic, we, unfortunately, have to conduct our annual meeting virtually and cancel all our activities during our AGM. We truly enjoy meeting our shareholders annually, and we look forward to welcoming you all in person, and to resuming our normal annual meeting activities, in 2022.”

Fairfax is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and the associated investment management.

For further information contact:	John Varnell, Vice President, Corporate Development, at (416) 367-4941